March 22, 2011

VIA EDGAR FILING

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn:  W. Bradshaw Skinner, Senior Assistant Chief Accountant

Re:	California Gold Corp. Form 8-K/A Filed March 2, 2011 File No. 333-134549

Dear Mr. Skinner:

With reference to our counsel’s letter to the Commission, dated March 4, 2011, on behalf of California Gold Corp. (the “Company”), I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, please contact me at (818) 542-6880.  Thank you for your consideration.

Very truly yours,

/s/James Davidson James Davidson, Chief Executive Officer

cc:	Suying Li, Division of Corporate Finance Securities and Exchange Commission